August 29, 2019

Glenn Mattes
President and Chief Executive Officer
TFF Pharmaceuticals, Inc.
2801 Via Fortuna, Suite 425
Austin, Texas 78746

       Re: TFF Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed August 20, 2019
           File No. 333-233378

Dear Mr. Mattes:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 20, 2019

Estimated Use of Proceeds, page 58

1. We note your revised disclosure in response to our prior comment 12 in our letter dated
       November 8, 2018 that your cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund the development of TFF Vori and TFF Tac-Lac through the completion of their proposed Phase II studies. We also note that you believe you will need to complete Phase I and Phase IIb/IIIa studies prior to filing for marketing approval for TFF Tac-Lac. Please further revise your disclosure here and elsewhere, as appropriate, to clarify whether you will be able to complete all proposed clinical trials for
       TFF Tac-Lac with your cash and cash equivalents together with the net proceeds of this offering. If not, please clarify how far it will allow you to proceed in the development of
       TFF Tac-Lac and the sources of other funds needed to complete the Phase IIb/IIIa studies for TFF Tac-Lac. Refer to Instruction 3 to Item 504 of Regulation S-K. Glenn Mattes
TFF Pharmaceuticals, Inc.
August 29, 2019
Page 2
Description of Securities, page 60

2. Your revised disclosure on pages 25 and 65 states that your exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act; however, your amended bylaws and amended certificate of incorporation only carve out Exchange Act claims from these provisions. If these provisions also do not apply to actions arising under the
       Securities Act, please ensure that the provisions in your governing documents state this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christine Torney at 202-551-3652 or Mark Brunhofer at 202-551-
3638 if you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameGlenn Mattes
                                                           Division of
Corporation Finance
Comapany NameTFF Pharmaceuticals, Inc.
                                                           Office of Healthcare
& Insurance
August 29, 2019 Page 2
cc:       Daniel K. Donahue - Greenberg Traurig, LLP
FirstName LastName